SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement of the Company relating to the appointment of Mr. Peh Jefferson Tun Lu as an independent non-executive director of the Company with effect from September 1, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: September 1, 2004

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Peh Jefferson Tun Lu has been appointed as an independent non-executive director and a member of the Audit Committee of the Company with effect from 1 September 2004.

Mr. Peh Jefferson Tun Lu, aged 45, is a director of Shriro Equipment Limited, a member of the Shriro Group. He is also an Associate of the Hong Kong Society of Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master degree in business from the University of Technology, Sydney. He has over 22 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has not held any directorships in any listed public companies in the last 3 years.

Pursuant to the appointment letter, the appointment of Mr. Peh will be for a term of one year and the appointment is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. Mr. Peh’s remuneration is fixed at HK$115,500.00 per annum by reference to his duties and responsibilities within the Company.

Mr. Peh has not previously held and is not holding any position with the Company and other members of the Company’s group; He is not connected with any directors, senior management, substantial or controlling shareholders of the Company. Mr. Peh does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the date of this announcement.

Save as disclosed above, the Board does not aware of any other matters that need to be brought to the attention of holders of securities of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; and the independent non-executive directors are Mr. Cheng Mo Chi, Moses, Mr. Lee Hon Ying, John and Dr. Chan Kin Man.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 31 August 2004